SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Circle Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17256R-105
(CUSIP Number)

Mitchell J. Nelson General Counsel Circle Entertainment Inc. 650 Madison Avenue New York, New York 10022 Telephone: (212) 838-3100
(Name, address and telephone number of person authorized to receive notices and communications)

September 21, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.
————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 17256R-105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Harvey Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER	3,927,432
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,050,042
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,927,432
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,050,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17256R-105	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Silverman Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,050,042
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,050,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 17256R-105	SCHEDULE 13D	Page 4 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (the “Common Stock”), of Circle Entertainment Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 650 Madison Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)           This Statement is being filed jointly by Harvey Silverman (“HS”) and Silverman Partners, L.P., a New York limited partnership of which HS is the general partner (the “Partnership” and together with HS, the “Reporting Persons”).

(b), (c), (f) The following table sets forth the name, address and citizenship/place of organization for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization
HS	650 Madison Avenue, New York, New York 10022	United States
Partnership	791 Park Avenue, New York, New York 10021	New York

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
HS	HS is a private investor and he has served as a director of the Issuer since October 2007.
Partnership	The Partnership’s principal business is the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

HS serves as the general partner of the Partnership.

(d), (e)  Neither of the Reporting Persons has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired the shares of Common Stock reported herein pursuant to the following transactions:

•
On November 30, 2007 and January 10, 2008, as a result of distribution’s received on the Reporting Persons’ ownership interests in Flag Luxury Properties, LLC, a Delaware limited liability company (“Flag”), and HS’s ownership interest in CKX, Inc., a publicly traded company (“CKX”),  the Reporting Persons acquired an aggregate of 1,577,016 shares of Common Stock in connection with a series of transactions involving Flag, CKX and the Issuer described in the Issuer’s final prospectus dated December 31, 2007 to its Registration Statement on Form S-1 (Registration No. 333-145672), as filed with the Securities and Exchange Commission on January 3, 2008.

•
On July 15, 2008, the Partnership purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, 285,715 units at an aggregate purchase price of $1,000,002.50 or $3.50 per unit.  Each unit consisted of (x) one share of Common Stock, (y) one warrant to purchase one  share of Common Stock at an exercise price of $4.50 per share and (z) one warrant to purchase one share of Common Stock at $5.50 per share.  The warrants were immediately exercisable on the date of purchase for a term of ten years. The Partnership used working capital to fund the purchase of the units.  The Partnership purchased the units from the Issuer for investment purposes and to provide the Issuer with working capital.

•
On October 1, 2008, HS acquired 12,297 shares of Common Stock under the Issuer's 2007 Long-Term Incentive Compensation Plan  in lieu of cash payments of $16,750 for fees earned by (a) attending meetings of the Issuer's board of directors during the second and third fiscal quarters of 2008 and (b) serving as a member of the Issuer's board of directors' audit committee, compensation committee and nominating and corporate governance committee (including as chairman) and attending meetings of certain of such committees during the second and third fiscal quarters of 2008.

•
On October 21, 2008, HS acquired stock options to purchase up to 48,897 shares of Common Stock in lieu of a cash payment of $80,000 for his 2008 annual retainer fee for serving as a director of the Issuer. These stock options were granted under the Issuer’s 2007 Long-Term Incentive Compensation Plan at exercise prices of $5.00 per share for 25,641 of the shares and $6.00 per share for 23,256 of the shares and became immediately exercisable on the grant date for a term of 10 years.

•
On January 29, 2010, HS acquired stock options to purchase up to 455,556 shares of Common Stock in lieu of cash payments for 75% of his 2009 annual retainer fee of $80,000 for serving as a director of the Issuer and fees for serving as a member of the Issuer’s board of directors’ audit committee, compensation committee and nominating and corporate governance committee (including as chairman) and attending board of directors’ and committee meetings during 2009.  These stock options were granted under the Issuer’s 2007 Long-Term Incentive Compensation Plan at an exercise price of $0.18 per share and became immediately exercisable on the grant date for a term of 10 years.

•
On September 23, 2010, HS purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, 100 units at an aggregate purchase price of $100,000 or $1,000 per unit.  Each unit consisted of (x) one share of newly issued Series B Convertible Preferred Stock, $0.01 par value per share, of the Issuer (the “Series B Convertible Preferred Shares”), and  (y) one warrant to purchase up to 14,306.15 shares of Common Stock at an exercise price of $0.2097 per share. HS used personal funds to fund the purchase of the units.  HS purchased the units from the Issuer for investment purposes and to provide the Issuer with working capital.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons’ response to Items 3 is hereby incorporated by reference in this Item 4.

The Reporting Persons have no present plan or proposal that would relate to or result in any of the actions  set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)           As of the date of this Statement, HS beneficially owns (i) directly 3,927,432 shares of Common Stock (consisting of: (A) 1,396,416 shares of Common Stock owned by HS; (B) 48,897 shares of Common Stock issuable upon the exercise of stock options held by HS that are presently exercisable at $5.00 per share for 25,641 of the shares and $6.00 per share for 23,256 of the shares; (C) 455,556 shares of Common Stock issuable upon the exercise of stock options held by HS that are presently exercisable at $0.18 per share; (D) 595,948 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by HS that are convertible at $0.1678 per share1; and (E) 1,430,615 shares of Common Stock issuable upon the exercise of warrants held by HS that are presently exercisable at $0.2097 per share); and (ii) indirectly 1,050,042 shares of Common Stock (consisting of:  (A) 478,612 shares of Common Stock owned of record by the Partnership, of which HS is the general partner; (B) 285,715 shares of Common Stock issuable upon the exercise of warrants held by the Partnership that are presently exercisable at $4.50 per share; and (C) 285,715 shares of Common Stock issuable upon the exercise of warrants held by the Partnership that are presently exercisable at $5.50 per share), which shares of Common Stock represent in the aggregate approximately 7.3% of the 68,178,607 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,161 shares of Common Stock outstanding as of the date of this Statement and (y) the 3,102,446 shares of Common Stock issuable upon exercise of the aforesaid stock options, Series B Convertible Preferred Shares and warrants.

(b)           HS possesses sole voting and sole dispositive power over 3,927,432 shares of Common Stock and possesses shared voting power and dispositive power over 1,050,042 shares of Common Stock.

(c)           During the sixty days immediately preceding the date of this Statement, the Reporting Persons have not effected any transactions in the Common Stock.

(d)           HS shares the power to direct receipt of dividends from, or proceeds from the sale of, 1,050,042 shares of Common Stock indirectly owned by HS.  HS has sole power to direct receipt of dividends from, or proceeds from the sale of, 3,927,432 shares the Common Stock owned directly by HS.

(E)           INAPPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons’ response to Item 3 of this statement is hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Inapplicable.
____________________________________
1  The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) September 21, 2015 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.40 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Convertible Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2011	/s/ Harvey Silverman
Harvey Silverman

Silverman Partnership, L.P.

Dated: May 26, 2011	/s/Harvey Silverman
By: Harvey Silverman Its: General Partner